Exhibit 10.31

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of September 29, 2022 by and between Solid Biosciences Inc. (the “Company”) and Bo Cumbo (the “Executive”) (together, the “Parties”).

RECITALS

WHEREAS, the Executive is currently employed by AavantiBio, Inc. (“AavantiBio”) pursuant to that certain Employment Agreement, dated as of July 31, 2020, by and between AavantiBio and the Executive (as amended from time to time, the “Prior Employment Agreement”);

WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 29, 2022, by and among the Company, Greenland Merger Sub LLC, AavantiBio, and Doug Swirsky, solely in his capacity as the equityholder representative, pursuant to which AavantiBio will continue as a wholly owned subsidiary of the Company (such transaction, the “Transaction”);

WHEREAS, the Parties desire to enter into an agreement whereby the Executive will be employed as an employee of the Company on the terms contained in this Agreement, subject to, and contingent and effective upon, the closing of the Transaction (the “Closing”);

WHEREAS, this Agreement shall terminate and be of no force or effect upon termination of the Merger Agreement in accordance with the terms thereof, and upon the termination of this Agreement as a result of the termination of the Merger Agreement, no party shall have any further obligations or liability under this Agreement; and

WHEREAS, the Executive has agreed to accept such employment with the Company upon the Closing on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements of the Parties herein contained, the Parties hereto agree to the following terms, which shall govern the Executive’s employment upon the Closing (the “Effective Date”):

1. Agreement. This Agreement shall be effective as of the Effective Date. The Executive’s employment on the terms contained in this Agreement shall commence on the Effective Date and shall continue until such employment relationship is terminated in accordance with Section 6 hereof (the “Term of Employment”).

2. Position. During the Term of Employment, the Executive shall serve as the Chief Executive Officer of the Company, working out of the Company’s office in Charlestown, Massachusetts, and travelling as reasonably required by the Executive’s job duties.

3. Scope of Employment. During the Term of Employment, the Executive shall be responsible for the performance of those duties consistent with the Executive’s position as Chief Executive Officer. The Executive shall report to the Company’s board of directors (the “Board”) and shall perform and discharge faithfully, diligently, and to the best of the Executive’s ability, the Executive’s duties and responsibilities hereunder. The Executive shall devote substantially all of the Executive’s business time, loyalty, attention and efforts to the business and affairs of the Company and its affiliates. Membership on boards of directors of any other companies will be permitted only with the express approval of the Board, and membership on boards of directors of community, charitable or industry organizations will be permitted provided that such activities do not create a conflict of interest or otherwise interfere with the Executive’s performance of the Executive’s duties hereunder, as determined by the Board in the Board’s sole discretion. The Executive agrees to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company.

4. Compensation. As full compensation for all services rendered by the Executive to the Company and any affiliate thereof, during the Term of Employment, the Company will provide to the Executive the following:

(a) Base Salary. The Executive shall receive a base salary at the annualized rate of $585,000 (the “Base Salary”). The Executive’s Base Salary shall be paid in equal installments in accordance with the Company’s regularly established payroll procedures. The Executive’s Base Salary will be reviewed from time to time by the Board and is subject to change in the discretion of the Board.

(b) Annual Discretionary Bonus. Beginning on January 1, 2023, the Executive will be eligible to earn an annual performance bonus of up to 55% of the Executive’s Base Salary (the “Target Bonus”), based upon the Board’s assessment of the Executive’s performance and the Company’s attainment of targeted goals as set by the Board in its sole discretion. The Board may determine to provide the bonus in the form of cash, equity award(s), or a combination of cash and equity. Following the close of each calendar year, the Board will determine whether the Executive has earned a performance bonus, and the amount of any performance bonus, based on the set criteria. No amount of the annual bonus is guaranteed, and the Executive must be an employee in good standing on the date of payment in order to be eligible for any annual bonus, as such bonus also serves as an incentive for the Executive to remain employed by the Company, except as specifically set forth below; provided that if the Executive is terminated by the Company without Cause after January 1 but prior to the payment of any annual bonus that would have been paid under this Section 4(b) for the year prior to the year in which the Executive’s employment is terminated, the Executive shall be entitled to receive, on the payment date, the amount of the annual bonus that the Executive would have received for the year prior to termination had the Executive remained employed on the payment date, less all applicable taxes and withholdings. The Executive’s bonus eligibility will be reviewed from time to time by the Board and is subject to change in the discretion of the Board.

(c) Equity Award. Subject to approval by the compensation committee of the Board or a majority of the Company’s Independent Directors as defined in Nasdaq Listing Rule 5605(a)(2), and as a material inducement to the Executive entering into employment with the Company, the Company will grant to the Executive:

(i) a non-qualified stock option (the “Option”) to purchase 3,433,500 shares of the Company’s common stock, such Option to (1) have an exercise price per share equal to the fair market value of the Company’s common stock on the date of grant, (2) vest and become exercisable, subject to the Executive’s continued employment on each applicable vesting date, at a rate of 25% of the total shares underlying the Option on the first anniversary of the grant date and, following that, as to an additional 1/48th of the total shares underlying the Option upon the Executive’s completion of each additional month of service over the 36-month period measured from the first anniversary of the grant date, (3) have a term of up to 10 years and (4) have such other terms as are set forth in the applicable Option agreement; and

(ii) 1,716,749 restricted stock units (the “RSUs” and, together with the Option, the “Equity Awards”), which RSUs shall (1) entitle the Executive to receive one share of the Company’s common stock for each RSU that vests, (2) vest and become exercisable, subject to the Executive’s continued employment on each applicable vesting date, at a rate of 25% of the total shares underlying the RSUs on each anniversary of the grant date and (3) have such other terms as are set forth in the applicable RSU agreement.

(iii) The Equity Awards will be granted outside of the Company’s equity incentive plans as “inducement grants” within the meaning of Nasdaq Listing Rule 5635(c)(4). The Equity Awards are subject to adjustment for stock splits, combinations or other changes in capitalization. For the avoidance of doubt, subject to the grant of the Equity Awards, the Executive will not be eligible to receive any equity awards in the Company’s regular 2023 annual equity grant cycle, but will otherwise be eligible to receive additional equity awards, if any, at such times and on such terms and conditions as the Board shall, in its sole discretion, determine.

(d) Paid Time Off. The Executive shall receive paid vacation time plus sick time, consistent with the Company’s policies as in effect from time to time. In addition, the Executive shall receive paid time off for Company holidays which are set annually and in accordance with Company policy.

(e) Benefits. Subject to eligibility requirements and the Company’s polices, the Executive shall have the right, on the same basis as other employees of the Company, to participate in, and to receive benefits under, any medical, vision and dental insurance policy maintained by the Company and the Company shall pay a portion of the cost of the premiums for such medical, vision and dental insurance that is consistent with the Company’s then current employee benefit policy if the Executive elects to participate in such plans. Benefits are subject to change at any time in the Company’s sole discretion.

(f) Withholdings. All compensation payable to the Executive shall be subject to applicable taxes and withholdings.

5. Expenses. The Executive will be reimbursed for the Executive’s actual, necessary and reasonable business expense pursuant to Company policy, subject to the provisions of Section 3 of Exhibit A attached hereto.

6. Employment Termination. This Agreement and the employment of the Executive shall terminate upon the occurrence of any of the following:

(a) Upon the death of the Executive or at the election of the Company due to the Executive’s “Disability”. As used in this Agreement, the term “Disability” shall mean a physical or mental illness or disability that prevents the Executive from performing the duties of the Executive’s position for a period of more than any three consecutive months or for periods aggregating more than twenty-six weeks during any twelve-month period. The Company shall determine in good faith and in its sole discretion whether the Executive is unable to perform the services provided for herein.

(b) At the election of the Company, with or without “Cause” (as defined below), immediately upon written notice by the Company to the Executive. As used in this Agreement, “Cause” shall mean a finding by the Board that the Executive:

(i)	performed the Executive’s duties, in the good faith opinion of the Board, in a grossly negligent or reckless manner or with willful malfeasance;

(ii)	exhibited habitual drunkenness or engaged in substance abuse;

(iii)

committed any material violation of any state or federal law relating to the workplace environment (including, without limitation, laws relating to sexual harassment or age, sex or other prohibited discrimination) or any material violation of any material Company policy;

(iv)

willfully failed or refused to perform in the usual manner at the usual time those duties which the Executive regularly and routinely performed in connection with the business of the Company or such other duties reasonably related to the capacity in which the Executive is employed hereunder which may be assigned to the Executive by the Board, which failure or refusal continues for a period of more than seven (7) days after written notice thereof has been provided to the Executive by the Board, such notice to set forth in reasonable detail the nature of such failure or refusal;

(v)	performed any material action when specifically and reasonably instructed not to do so by the Board;

(vi)

committed any fraud or used or appropriated for the Executive’s personal use or benefit any funds, properties or opportunities of the Company not authorized by the Board to be so used or appropriated; or

(vii)	was convicted of, or pled guilty or “no contest” to, any felony or any other crime related to the Executive’s employment or involving moral turpitude.

(c) At the election of the Executive, with or without “Good Reason” (as defined below), immediately upon written notice by the Executive to the Company (subject, if it is with Good Reason, to the timing provisions set forth in the definition of Good Reason). As used in this Agreement, “Good Reason” shall mean (without the Executive’s consent):

(i)	a material diminution in the nature or scope of Executive’s duties, responsibilities, or authority;

(ii)	a material diminution of the Executive’s base compensation;

(iii)	the Company’s requiring Executive to relocate Executive’s primary office more than fifty (50) miles from the Executive’s then-current primary office; or

(iv)	any material breach of this Agreement by the Company not otherwise covered by this paragraph;

provided, however, that in each case, the Company shall have a period of not less than thirty (30) days to cure any act constituting Good Reason following Executive’s delivery to the Company of written notice within sixty (60) days of the action or omission constituting Good Reason and that the Executive actually terminates employment within thirty (30) days following the expiration of the Company’s cure period.

7. Effect of Termination.

(a) All Terminations Other Than by the Company Without Cause or by the Executive With Good Reason. If the Executive’s employment is terminated under any circumstances other than a Qualifying Termination (as defined below) (including a voluntary termination by the Executive without Good Reason pursuant to Section 6(c), a termination by the Company for Cause pursuant to Section 6(b) or due to the Executive’s death or Disability pursuant to Section 6(a)), the Company’s obligations under this Agreement shall immediately cease and the Executive shall only be entitled to receive (i) the Base Salary that has accrued and to which the Executive is entitled as of the effective date of such termination and to the extent consistent with general Company policy, accrued but unused paid time off through and including the effective date of such termination, to be paid in accordance with the Company’s established payroll procedure and applicable law but no later than the next regularly scheduled pay period, (ii) unreimbursed business expenses for which expenses the Executive has timely submitted appropriate documentation in accordance with Section 5 hereof, and (iii) any amounts or benefits to which the Executive is then entitled under the terms of the benefit plans then-sponsored by the Company in accordance with their terms (and not accelerated to the extent acceleration does not satisfy Section 409A of the Internal Revenue Code of 1986, as amended, (the “Code”) (the payments described in this sentence, the “Accrued Obligations”).

(b) Termination by the Company Without Cause or by the Executive With Good Reason Prior to or More Than Twelve Months Following a Change in Control. If the Executive’s employment is terminated by the Company without Cause pursuant to Section 6(b) or by the Executive with Good Reason pursuant to Section 6(c) (in either case, a “Qualifying Termination”) prior to or more than twelve (12) months following a Change in Control (as defined below), the Executive shall be entitled to the Accrued Obligations. In addition, and subject to Exhibit A and the conditions of Section 7(d), the Company shall: (i) continue to pay to the Executive, in accordance with the Company’s regularly established payroll procedures, the Executive’s Base Salary for a period of twelve (12) months, and (ii) provided the Executive is eligible for and timely elects to continue receiving group medical insurance pursuant to the “COBRA” law, continue to pay (but in no event longer than twelve (12) months following the Executive’s termination date) the share of the premium for health coverage that is paid by the Company for active and similarly-situated employees who receive the same type of coverage, unless the Company’s provision of such COBRA payments will violate the nondiscrimination requirements of applicable law, in which case this benefit will not apply (collectively, the “Severance Benefits”).

(c) Termination by the Company Without Cause or by the Executive With Good Reason Within Twelve Months Following a Change in Control. If a Qualifying Termination occurs within twelve (12) months following a Change in Control, then the Executive shall be entitled to the Accrued Obligations. In addition, and subject to Exhibit A and the conditions of Section 7(d), the Company shall: (i) continue to pay to the Executive, in accordance with the Company’s regularly established payroll procedures, the Executive’s Base Salary for a period of eighteen (18) months; (ii) pay to the Executive, in a single lump sum on the Payment Date (as defined below) an amount equal to 150% of the Executive’s Target Bonus for the year in which termination occurs or the Executive’s Target Bonus immediately prior to the Change in Control, if higher, (iii) provided the Executive is eligible for and timely elects to continue receiving group medical insurance pursuant to the “COBRA” law, continue to pay (but in no event longer than eighteen (18) months following the Executive’s termination date) the share of the premium for health coverage that is paid by the Company for active and similarly-situated employees who receive the same type of coverage, unless the Company’s provision of such COBRA payments will violate the nondiscrimination requirements of applicable law, in which case this benefit will not apply, and (iv) provide that the vesting of the Executive’s then-unvested equity awards that vest based solely on the passage of time shall be accelerated, such that all then unvested time-based equity awards shall vest and become fully exercisable or non-forfeitable as of the termination date (collectively, the “Change in Control Severance Benefits”).

(d) Severance and Release of Claims Agreement. As a condition of the Executive’s receipt of the Severance Benefits or the Change in Control Severance Benefits, as applicable, the Executive must execute and deliver to the Company a severance and release of claims agreement in a form to be provided by the Company (the “Severance Agreement”) (which will include, at a minimum, a release of all releasable claims, non-disparagement and cooperation obligations, a reaffirmation of the Executive’s continuing obligations under any existing restrictive covenant agreements, and an agreement not to compete with the Company for twelve (12) months following the Executive’s separation from employment), which Severance Agreement must become irrevocable within 60 days following the date of the Executive’s termination of employment (or such shorter period as may be directed by the Company). The Severance Benefits or the Change in Control Severance Benefits, as applicable, will be paid or commence to be paid in the first regular payroll beginning after the Severance Agreement becomes effective, provided that if the foregoing 60 day period (or shorter period as may be directed by the Company) would end in a calendar year subsequent to the year in which the Executive’s employment ends, the Severance Benefits or Change in Control Severance Benefits, as applicable, will not be paid or begin to be paid before the first payroll of the subsequent calendar year (the date the Severance Benefits or Change in Control Severance Benefits, as applicable, commence pursuant to this sentence, the “Payment Date”).

(e) Change in Control Definition. For purposes of this Agreement, “Change in Control” shall mean the occurrence of any of the following events, provided that such event or occurrence constitutes a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, as defined in Treasury Regulation §§ 1.409A-3(i)(5)(v), (vi) and (vii): (i) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”)) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) fifty percent (50%) or more of either (x) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company or (2) any acquisition by any entity pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (iii) of this definition; or (ii) a change in the composition of the Board that results in the Continuing Directors (as defined below) no longer constituting a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (x) who was a member of the Board on the Effective Date or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or (iii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company, or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, immediately following such Business Combination, each of the following two (2) conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one (1) or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, fifty percent (50%) or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or (iv) the liquidation or dissolution of the Company.

8. Modified Section 280G Cutback. Notwithstanding any other provision of this Agreement, except as set forth in Section 8(b), in the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the following provisions shall apply:

(a) The Company shall not be obligated to provide to the Executive any portion of any “Contingent Compensation Payments” (as defined below) that the Executive would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code) for the Executive. For purposes of this Section 8, the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

(b) Notwithstanding the provisions of Section 8(a), no such reduction in Contingent Compensation Payments shall be made if (1) the Eliminated Amount (computed without regard to this sentence) exceeds (2) 100% of the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by the Executive if the Eliminated Payments (determined without regard to this sentence) were paid to the Executive (including state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of the Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 8(b) shall be referred to as a “Section 8(b) Override.” For purpose of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

(c) For purposes of this Section 8 the following terms shall have the following respective meanings:

(i) “Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(ii) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to or for the benefit of a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

(d) Any payments or other benefits otherwise due to the Executive following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 8(d). Within thirty (30) days after each date on which the Executive first becomes entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, the Company shall determine and notify the Executive (with reasonable detail regarding the basis for its determinations) (1) which Potential Payments constitute Contingent Compensation Payments, (2) the Eliminated Amount and (3) whether the Section 8(b) Override is applicable. Within thirty (30) days after delivery of such notice to the Executive, the Executive shall deliver a response to the Company (the “Executive Response”) stating either (A) that the Executive agrees with the Company’s determination pursuant to the preceding sentence or (B) that the Executive disagrees with such determination, in which case the Executive shall set forth (x) which Potential Payments should be characterized as Contingent Compensation Payments, (y) the Eliminated Amount, and (z) whether the Section 8(b) Override is applicable. In the event that the Executive fails to deliver an Executive Response on or before the required date, the Company’s initial determination shall be final. If the Executive states in the Executive Response that the Executive agrees with the Company’s determination, the Company shall make the Potential Payments to the Executive within three (3) business days following delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If the Executive states in the Executive Response that the Executive disagree with the Company’s determination, then, for a period of sixty (60) days following delivery of the Executive Response, the Executive and the Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Charlestown, Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The Company shall, within three (3) business days following delivery to the Company of the Executive Response, make to the Executive those Potential Payments as to which there is no dispute between the Company and the Executive regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three (3) business days following the resolution of such dispute.

(e) The Contingent Compensation Payments to be treated as Eliminated Payments shall be determined by the Company by determining the “Contingent Compensation Payment Ratio” (as defined below) for each Contingent Compensation Payment and then reducing the Contingent Compensation Payments in order beginning with the Contingent Compensation Payment with the highest Contingent Compensation Payment Ratio. For Contingent Compensation Payments with the same Contingent Compensation Payment Ratio, such Contingent Compensation Payment shall be reduced based on the time of payment of such Contingent Compensation Payments with amounts having later payment dates being reduced first. For Contingent Compensation Payments with the same Contingent Compensation Payment Ratio and the same time of payment, such Contingent Compensation Payments shall be reduced on a pro rata basis (but not below zero) prior to reducing Contingent Compensation Payment with a lower Contingent Compensation Payment Ratio. The term “Contingent Compensation Payment Ratio” shall mean a fraction the numerator of which is the value of the applicable Contingent Compensation Payment that must be taken into account by the Executive for purposes of Section 4999(a) of the Code, and the denominator of which is the actual amount to be received by the Executive in respect of the applicable Contingent Compensation Payment. For example, in the case of an equity grant that is treated as contingent on the Change in Ownership or Control because the time at which the payment is made or the payment vests is accelerated, the denominator shall be determined by reference to the fair market value of the equity at the acceleration date, and not in accordance with the methodology for determining the value of accelerated payments set forth in Treasury Regulation Section 1.280G-1 Q/A-24(b) or (c)).

(f) The provisions of this Section 8 are intended to apply to any and all payments or benefits available to the Executive under this Agreement or any other agreement or plan under which the Executive receives Contingent Compensation Payments.

9. Restrictive Covenants Agreements. As a condition of the Executive’s employment pursuant to the terms set forth in this Agreement, the Executive shall execute and comply with the terms of (a) the Invention, Nondisclosure and Nonsolicitation Agreement and (b) the Noncompetition Agreement attached hereto as Exhibit B and Exhibit C, respectively.

10. Absence of Restrictions. The Executive represents and warrants that the Executive is not bound by any employment contracts, restrictive covenants or other restrictions that prevent the Executive from entering into employment with, or carrying out the Executive’s responsibilities for, the Company, or which are in any way inconsistent with any of the terms of this Agreement.

11. Notice. Any notice delivered under this Agreement shall be deemed duly delivered three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, one (1) business day after it is sent for next-business day delivery via a reputable nationwide overnight courier service, or immediately upon hand delivery, in each case to the address of the recipient set forth below.

To Executive:

At the address set forth in the Executive’s personnel file

To Company:

Solid Biosciences Inc.

500 Rutherford Avenue

Third Floor

Charlestown, MA 02129

Either Party may change the address to which notices are to be delivered by giving notice of such change to the other Party in the manner set forth in this Section 11.

12. Applicable Law; Jury Trial Waiver. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without reference to the conflict of laws provisions thereof). Any action, suit or other legal proceeding arising under or relating to any provision of this Agreement shall be commenced only in a court of the State of Delaware (or, if appropriate, a federal court located within the State of Delaware), and the Company and the Executive each consents to the jurisdiction of such a court. The Company and the Executive each hereby irrevocably waives any right to a trial by jury in any action, suit or other legal proceeding arising under or relating to any provision of this Agreement.

13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both Parties and their respective successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business; provided, however, that the obligations of the Executive are personal and shall not be assigned by the Executive.

14. At-Will Employment. During the Term of Employment, the Executive will continue to be an at-will employee of the Company, which means that, notwithstanding any other provision set forth herein, the employment relationship can be terminated by either Party for any reason, at any time, with or without prior notice and with or without Cause.

15. Acknowledgment. The Executive states and represents that the Executive has had an opportunity to fully discuss and review the terms of this Agreement with an attorney. The Executive further states and represents that the Executive has carefully read this Agreement, understands the contents herein, freely and voluntarily assents to all of the terms and conditions hereof, and signs the Executive’s name of the Executive’s own free act.

16. No Oral Modification, Waiver, Cancellation or Discharge. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Executive. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar to or waiver of any right on any other occasion.

17. Captions and Pronouns. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.

18. Interpretation. The Parties agree that this Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the drafting Party. References in this Agreement to “include” or “including” should be read as though they said “without limitation” or equivalent forms. References in this Agreement to the “Board” shall include any authorized committee thereof.

19. Severability. Each provision of this Agreement must be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Moreover, if a court of competent jurisdiction determines any of the provisions contained in this Agreement to be unenforceable because the provision is excessively broad in scope, whether as to duration, activity, geographic application, subject or otherwise, it will be construed, by limiting or reducing it to the extent legally permitted, so as to be enforceable to the extent compatible with then applicable law to achieve the intent of the Parties.

20. Entire Agreement. Except as expressly provided in the Merger Agreement and any other agreements to which the Executive is or will be a party in connection with the Transaction, this Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement, including, but not limited to, the Prior Employment Agreement.

[Signatures on Page Following]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year set forth above.

SOLID BIOSCIENCES INC.

By:	/s/ Ian Smith
Name: Ian Smith
Title: Chairman of the Board

EXECUTIVE:

/s/ Bo Cumbo
Bo Cumbo

EXHIBIT A

Payments Subject to Section 409A

1. Subject to this Exhibit A, any severance payments that may be due under the Agreement shall begin only upon the date of the Executive’s “separation from service” (determined as set forth below) which occurs on or after the termination of the Executive’s employment. The following rules shall apply with respect to distribution of the severance payments, if any, to be provided to the Executive under the Agreement, as applicable:

(a) It is intended that each installment of the severance payments provided under the Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code (“Section 409A”). Neither the Company nor the Executive shall have the right to accelerate or defer the delivery of any such payments except to the extent specifically permitted or required by Section 409A.

(b) If, as of the date of the Executive’s “separation from service” from the Company, the Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments shall be made on the dates and terms set forth in the letter agreement.

(c) If, as of the date of the Executive’s “separation from service” from the Company, the Executive is a “specified employee” (within the meaning of Section 409A), then:

(i)

Each installment of the severance payments due under the Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the Executive’s separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be paid on the dates and terms set forth in the Agreement; and

(ii)

Each installment of the severance payments due under the Agreement that is not described in this Exhibit A, Section 1(c)(i) and that would, absent this subsection, be paid within the six-month period following the Executive’s “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following the Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of the Executive’s second taxable year following the taxable year in which the separation from service occurs.

2. The determination of whether and when the Executive’s separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of Section 2 of this Exhibit A, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

3. All reimbursements and in-kind benefits provided under the Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in the Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

4. The Company makes no representation or warranty and shall have no liability to the Executive or to any other person if any of the provisions of the Agreement (including this Exhibit A) are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.

5. The Agreement is intended to comply with, or be exempt from, Section 409A and shall be interpreted accordingly.

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FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

This First Amendment to the Employment Agreement (“First Amendment”) effective as of August 14, 2025 (“Effective Date”) is made and entered by and between Solid Biosciences Inc. (the “Company”) and Bo Cumbo (the “Executive”) (together, the “Parties”).

Whereas, the Parties wish to amend that certain Employment Agreement by and between Company and Executive effective September 29, 2022 (“Agreement”).

Now therefore, in consideration of the mutual promises set forth herein, the Parties agree as follows:

1.
Section 7(b) of the Agreement shall be deleted in its entirety and replaced with the following:

(b) Termination by the Company Without Cause or by the Executive With Good Reason More than Three (3) Months Prior to or More Than Twelve (12) Months Following a Change in Control. If the Executive’s employment is terminated by the Company without Cause pursuant to Section 6(b) or by the Executive with Good Reason pursuant to Section 6(c) (in either case, a “Qualifying Termination”) more than three (3) months prior to or more than twelve (12) months following a Change in Control (as defined below), the Executive shall be entitled to the Accrued Obligations. In addition, and subject to Exhibit A and the conditions of Section 7(d), the Company shall: (i) continue to pay to the Executive, in accordance with the Company’s regularly established payroll procedures, the Executive’s Base Salary for a period of twelve (12) months, (ii) pay to the Executive, in a single lump sum on the Payment Date (as defined below) an amount equal to 100% of the Executive’s Target Bonus pro-rated for the year in which such Qualifying Termination occurs based on the number of full weeks the Executive has work for the Company in such year through the date of such termination; and (iii) provided the Executive is eligible for and timely elects to continue receiving group medical insurance pursuant to the “COBRA” law, continue to pay (but in no event longer than twelve (12) months following the Executive’s termination date) the share of the premium for health coverage that the Company pays for active and similarly situated employees who receive the same type of coverage unless the Company’s provision of such COBRA payments will violate the nondiscrimination requirements of applicable law, in which case this benefit will not apply (collectively, the “Severance Benefits”).

2.
Section 7(c) of the Agreement shall be deleted in its entirety and replaced with the following:

(c) Termination by the Company Without Cause or by the Executive With Good Reason Within Three (3) Months Prior to or Within Twelve Months Following a Change in Control. If a Qualifying Termination occurs within three (3) months prior to or within twelve (12) months following a Change in Control, then the Executive shall be entitled to the Accrued Obligations. In addition, and subject to Exhibit A and the conditions of Section 7(d), the Company shall: (i) continue to pay to the Executive, in accordance with the Company’s regularly established payroll procedures, the Executive’s Base Salary for a period of eighteen (18) months; (ii) pay to the Executive, in a single lump sum on the Payment Date an amount equal to 150% of the Executive’s Target Bonus for the year in which such Qualifying Termination occurs or the Executive’s Target Bonus immediately prior to the Change in Control, if higher, (iii) provided the Executive is eligible for and timely elects to continue receiving group medical insurance pursuant to the “COBRA” law, continue to pay (but in no event longer than eighteen (18) months following the Executive’s termination date) the share of the premium for health coverage that is paid by the Company for active and similarly-situated employees who receive the same type of coverage, unless the Company’s provision of such COBRA payments will violate the nondiscrimination requirements of applicable law, in which case this benefit will not apply, (iv) provide that the vesting of the Executive’s then-unvested equity awards that vest based solely on the passage of time shall be accelerated, such that all then unvested time-based equity awards shall vest and become fully exercisable or non-forfeitable as of the later of the termination date and the closing of the Change in Control[, provided, however, that if Executive’s Company equity awards that vest based solely on the passage of time are not continued, assumed or substituted in connection with the Change in Control, it is understood that such awards shall vest and become fully exercisable or non-forfeitable immediately prior to the closing of such Change in Control] (collectively, the “Change in Control Severance Benefits”).

3.
Section 7(d) of the Agreement shall be deleted in its entirety and replaced with the following:

(d) Severance and Release of Claims Agreement. As a condition of the Executive’s receipt of the Severance Benefits or the Change in Control Severance Benefits, as applicable, the Executive must execute and deliver to the Company a severance and release of claims agreement in a form to be provided by the Company (the “Severance Agreement”) (which will include, at a minimum, a release of all releasable claims, non-disparagement and cooperation obligations, a reaffirmation of the Executive’s continuing obligations under any existing restrictive covenant agreements, and an agreement not to compete with the Company for twelve (12) months following the Executive’s separation from employment), which Severance Agreement must become irrevocable within 60 days following the date of the Executive’s termination of employment (or such shorter period as may be directed by the Company). The Severance Benefits or the Change in Control Severance Benefits, as applicable, will be paid or commence to be paid in the first regular payroll beginning after the Severance Agreement becomes effective, provided that if the foregoing 60 day period (or shorter period as may be directed by the Company) would end in a calendar year subsequent to the year in which the Executive’s employment ends, the Severance Benefits or Change in Control Severance Benefits, as applicable, will not be paid or begin to be paid before the first payroll of the subsequent calendar year (the date the Severance Benefits or Change in Control Severance Benefits, as applicable, commence pursuant to this sentence, the “Payment Date”). For the avoidance of doubt, if the Executive experiences a Qualifying Termination prior to a Change in Control, (i) any then-outstanding and unvested equity awards that vest based solely on the passage of time held by the Executive shall remain outstanding (but any vesting shall be suspended) for up to (but no longer than) three (3) months following the date of termination so that, if it is later determined that such termination occurred during the three (3)-month period prior to the closing of a Change in Control and that the Executive is entitled to Change in Control acceleration and/or Change in Control Severance Benefits rather than Severance Benefits, the vesting of such awards may be accelerated, in accordance with Section 7(c) hereof, immediately prior to the closing of the Change in Control and (ii) any Change in Control Severance Benefits shall be reduced by any Severance Benefits previously paid to you, if it is later determined that the termination occurred during the three (3)-month period prior to the closing of a Change in Control and that you are entitled to Change in Control Severance Benefits rather than Severance Benefits.

4.
All capitalized terms used but not defined herein shall have the respective meanings given to them in the Agreement.

5.
Except as amended herein, all provisions of the Agreement shall remain in full force and effect.

6.
This First Amendment may be executed in two counterparts, both of which shall constitute one and the same legal instrument, and delivery of an executed copy of this First Amendment by a Party via pdf or other electronic transmission shall be as effective as delivery of a manually executed copy of this First Amendment by such Party.

IN WITNESS WHEREOF, the Parties have entered into this First Amendment.

Solid Biosciences Inc.	Executive

By: /s/ Ty Howton Name: Ty Howton Title: Chief Operating Officer Date: 10/30/2025	By: /s/ Bo Cumbo Name: Bo Cumbo Title: President & CEO Date: 10/28/2025